F u l b r i g h t    &    J a w o r s k i    l.l.p.

A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

lspector@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3279	facsimile:	(212) 318-3400

May 14, 2007

VIA FEDEX FILED VIA EDGAR
Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549-0305

Re:	Vion Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed on April 3, 2007 File No. 333-141849

Dear Ms. Barros:

On behalf of Vion Pharmaceuticals, Inc. (the ‘‘Company’’), we hereby submit to you Amendment No. 1 (‘‘Amendment No. 1’’) to the Company’s above-referenced Registration Statement on Form S-3, reflecting changes made in response to the Staff’s comment letter dated April 16, 2007 and to update certain disclosures.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the April 16, 2007 comment letter, are the Company’s responses to the Staff’s comments.

Please note that we have had a preliminary conversations with the Staff with respect to certain proposed responses to the Staff’s comments. The Company’s responses reflect, in part, that the conversion price of the notes sold, approximately $1.92 per share of common stock, represents a premium of 20% over $1.60, the last closing bid price of the shares of common stock as of February 13, 2007, the date of the definitive agreement relating to the sale of the notes (the last closing bid price per share of common stock had decreased to $1.50 as of the closing of the sale of the notes on February 20, 2007, thereby effectively increasing the premium to market to 28%), and that the $2.00 exercise price of the warrants issued in the transaction represents a premium of 25% over the closing bid price of the shares of common stock on the date of the definitive agreement relating to the sale of the notes. Further, because of Nasdaq stockholder approval rules, no adjustment to the conversion price of the notes or the exercise price of the warrants can be made, and no additional shares of common stock can be issued to noteholders, whether upon the conversion of the notes or as payment of interest on the notes, if as a result of such issuance, the effective price per share of common stock to the investors (selling security holders) would be below $1.60 per share (the fair market value of the shares on the date of the definitive agreement relating to the sale of the notes), subject to adjustment in the same manner as adjustments to the conversion price of the notes. Neither the notes nor the warrants contain price-based anti-dilution provisions.

United States Securities and Exchange Commission
May 14, 2007

Dollar value of underlying securities

1.	Please provide the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The Company has complied with this comment. Disclosure has been added under the heading ‘‘Recent Developments – Private Placement’’ on page 5 of the Prospectus that, based on the last reported sale price of the common stock on the day that the notes were sold, the aggregate value of the common stock underlying the notes was $46,874,970. As stated above, the notes were sold at a premium to market of 120% on the date of the definitive agreement for the sale of the notes. Because the market price of the common stock had decreased from $1.60 per share to $1.50 per share between the date of the definitive agreement and the closing, at the closing there was an even greater spread between the aggregate value of the underlying shares and the amount paid for the notes ($60 million).

Payments to the investor and affiliates

2.	Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to ‘‘finders’’ or ‘‘placement agents,’’ and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling security holders and any of their affiliates in the first year following the sale of convertible notes.

Except for the 6% discount given to CRT Capital Group LLC (‘‘CRT’’), as the initial purchaser of the notes and warrants as described under ‘‘Recent Developments – Private Placement’’ on page 5 of the prospectus, there are no payments in connection with the transaction that the Company has made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction, other than payments to all noteholders of interest under the notes, possible payments of certain make-whole amounts under the notes in connection with certain fundamental changes or an automatic conversion of the notes and possible additional interest as liquidated damages under the registration rights agreement. All of such payments and potential payments are disclosed in the prospectus under the headings ‘‘Description of the Notes — General,’’ ‘‘ — Make-Whole Payment Upon an Automatic Conversion,’’ ‘‘ — Make-Whole Premium Upon a Fundamental Change’’ and ‘‘Registration Rights.’’ Footnote disclosure regarding CRT’s compensation as initial purchaser has been added under a new entry in the Selling Securityholder table regarding CRT, which purchased notes through the PORTALSM Market subsequent to the closing of the transaction, and to the entry for Harbor Drive Special Situations Master Fund Ltd., an affiliate of CRT.

Regarding the amount of payments to all selling security holders and any of their affiliates in the first year following the sale of convertible notes, disclosure of the aggregate amount of interest payable in the first year, assuming no conversion of notes, has been added under the heading ‘‘Description of the Notes — General.’’ The method of calculating any potential make-whole payment or make-whole premium if an event giving rise to such a payment were to occur in the first year is set forth under the headings ‘‘Description of the Notes — Make-Whole Payment Upon an Automatic Conversion’’ and ‘‘ — Make-Whole Premium Upon a Fundamental Change.’’

United States Securities and Exchange Commission
May 14, 2007

Potential profits on conversion

3.	Please provide tabular disclosure of:

•	the total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling security holders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

As discussed above, since the notes are convertible at a price per share which represents a 20% premium to the last closing bid price per share as of the date of the definitive agreement relating to the sale of the notes (and an even greater premium to the last closing bid price as of the date of the closing), there is no conversion discount and no potential profit to investors as a result. The total number of shares issuable upon conversion of the notes is initially 520.833 shares per $1,000 principal amount, as disclosed on the front cover of the prospectus and elsewhere therein. Further, as discussed above, because there is no price based anti-dilution in the notes, the number of shares issuable upon conversion is subject to adjustment only for certain capital changes as described under the heading ‘‘Description of the Notes — Conversion Rights.’’ Additional shares may be issued in the Company’s discretion, in payment of interest on the notes or as make-whole payments in the event of certain fundamental changes or in the event of an automatic conversion. The potential make-whole payments are described in the prospectus under the headings ‘‘Description of the Notes — Make-Whole

United States Securities and Exchange Commission
May 14, 2007

Payment Upon an Automatic Conversion’’ and ‘‘ — Make-Whole Premium Upon a Fundamental Change.’’ In any event, because of Nasdaq stockholder approval rules, no adjustment to the conversion price of the notes can be made, and no additional shares of common stock can be issued to noteholders, whether upon the conversion of the notes or as payment of interest on the notes, if as a result of such issuance, the effective price per share of common stock to the investors (selling security holders) would be below $1.60 per share (the last closing bid price of the shares as of the date of the definitive agreement relating to the sale of the notes and warrants), subject to adjustment in the same manner as adjustments to the conversion price of the notes. Accordingly, the Company respectfully believes that the information requested by this comment is either inapplicable or already included in the prospectus.

Total potential profit from other securities

4.	Please provide tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

As discussed above, the exercise price of the warrants sold represents a premium of 25% to $1.60, the last closing bid price of the shares of common stock as of the date of the definitive agreement relating to the sale of the notes and warrants (the last closing bid price had decreased to $1.50 as of the closing of the sale of the notes and warrants thereby effectively increasing the premium to market to 28%). Further, because of Nasdaq stockholder approval rules, the number of shares issuable upon

United States Securities and Exchange Commission
May 14, 2007

exercise of the warrants is fixed and only subject to adjustment for certain capital changes. The warrants contain no price-based anti-dilution provisions. Accordingly, the Company respectfully believes that the information requested by this comment is either inapplicable or already included in the prospectus.

Comparison of issuer proceeds to potential investor profit

5.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders that is disclosed in response to Comments 3 and 4.

Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

As set forth in response to comment no. 2 above, except for the 6% discount to the purchase price of the notes given to CRT as initial purchaser of the notes and warrants described under ‘‘Recent Developments – Private Placement’’ on page 5 of the prospectus, there are no payments in connection with the transaction that the Company has made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction, other than payments to all noteholders of interest under the notes, possible payments of certain make-whole amounts under the notes in connection with certain fundamental changes or an automatic conversion of the notes and possible additional interest in liquidated damages under the registration rights agreement, all as described in the prospectus. Further, as described above, the conversion and exercise prices of the notes and warrants, respectively, do not represent a discount to the market price, but instead, a substantial premium to the market price. Accordingly, the Company respectfully believes that the information requested by this comment is inapplicable or already included in the prospectus. The gross proceeds to the Company are disclosed under the heading ‘‘Summary — Recent Developments — Private Placement.’’

Prior transactions between the issuer and the selling security holders

6.	Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

United States Securities and Exchange Commission
May 14, 2007

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

There have been no prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) other than as described in the following table, which has been added to pages 74 to 75 of the Prospectus in the Selling Security Holder table immediately after the table prepared in response to Question 11. We note that in computing the percentage in the sixth column in the table below, we divided the number in the fifth column by the fourth column.

United States Securities and Exchange Commission
May 14, 2007

Prior Transactions between Vion and the Selling Securityholders or their Affiliates.

Selling Securityholder	Date of Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Securityholders, Affiliates and Affiliates of Selling Securityholders)†	Number of Shares of Common Stock Issued or Issuable Pursuant to the Prior Transaction	Percentage of Total Issued and Outstanding Securities (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) Issued or Issuable in the Prior Transaction	Market Price Per Share of Common Stock Prior to the Transaction	Current Market Price (1)
September 8, 2003, Private Placement of $11,331,500 of Common Stock and Common Stock Purchase Warrants
Highbridge International LLC (through its affiliate Smithfield Fiduciary LLC)	9/8/03	32,796,203	26,054,772	1,142,858(2)	4.39%	2.06	1.84
February 9, 2004, Private Placement of $35,240,000 of Common Stock and Common Stock Purchase Warrants
S.A.C. Arbitrage Fund, LLC (through its affiliate S.A.C. Capital Associates, LLC)	2/9/04	39,276,755	32,800,069	2,500,000(3)	7.62%	2.71	1.84
January 25, 2005 Registered Direct Offering(4)
Tang Capital Partners, LP	1/25/05	55,863,725	50,013,233	900,000	1.80%	3.69	1.84
Highbridge International LLC	1/25/05	55,863,725	50,513,233	400,000	**	3.69	1.84
Caduceus Capital Master Fund Limited *	1/25/05	55,863,725	50,410,833	502,400	1.00%	3.69	1.84
Caduceus Capital II, L.P. *	1/25/05	55,863,725	50,642,133	271,100	**	3.69	1.84
UBS Eucalyptus Fund, LLC*	1/25/05	55,863,725	50,546,733	366,500	**	3.69	1.84
PW Eucalyptus Fund, Ltd.*	1/25/05	55,863,725	50,870,933	42,300	**	3.69	1.84
SHC Aggressive Master Trust*	1/25/05	55,863,725	50,831,433	81,800	**	3.69	1.84
Knightsbridge Post Venture IV L.P. *	1/25/05	55,863,725	50,762,633	150,600	**	3.69	1.84
Knightsbridge Integrated Holdings, V, LP*	1/25/05	55,863,725	50,724,433	188,800	**	3.69	1.84
Knightsbridge Netherlands II, LP*	1/25/05	55,863,725	50,868,933	44,300	**	3.69	1.84
Knightsbridge Integrated Holdings IV Post Venture, LP*	1/25/05	55,863,725	50,848,033	65,200	**	3.69	1.84
Knightsbridge Post Venture III, LP*	1/25/05	55,863,725	50,891,933	21,300	**	3.69	1.84
Knightsbridge Netherlands I LP*	1/25/05	55,863,725	50,893,233	20,000	**	3.69	1.84
Knightsbridge Netherlands III — LP *	1/25/05	55,863,725	50,854,733	58,500	**	3.69	1.84
Knightsbridge Integrated Holdings II Limited*	1/25/05	55,863,725	50,881,633	31,600	**	3.69	1.84
Knightsbridge Venture Completion 2005 L.P. *	1/25/05	55,863,725	50,880,033	33,200	**	3.69	1.84
Knightsbridge Venture Capital VI, L.P. *	1/25/05	55,863,725	50,819,533	93,700	**	3.69	1.84
Knightsbridge Venture Capital III LP *	1/25/05	55,863,725	50,891,833	21,400	**	3.69	1.84
Finsbury Emerging Biotechnology Trust plc*	1/25/05	55,863,725	47,966,633	2,946,600	6.14%	3.69	1.84

United States Securities and Exchange Commission
May 14, 2007

(1)	Closing sale price of our common stock on the Nasdaq Capital Market SM as of May 11, 2007.

(2)	Includes 571,429 shares common stock issuable upon an exercise of warrants.

(3)	Includes 500,000 shares of common stock issuable upon an exercise of warrants.

(4)	This transaction was a registered direct primary offering by the Company pursuant to a registration statement on Form S-3. Accordingly, none of these shares were registered for resale by the selling securityholders.

†	Estimate, 5% holders determined by reference to latest filed Schedule 13G.

*	OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively, ‘‘Orbimed’’) are investment advisors controlling several of the Selling Securityholders as identified in the Selling Securityholder table above. The above Prior Transactions table discloses purchases by Orbimed’s affiliates: Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P., UBS Eucalyptus Fund, LLC, PW Eucalyptus Fund, Ltd., HFR SHC Aggressive Master Trust, Knightsbridge Post Venture IV L.P., Knightsbridge Integrated Holdings, V, LP, Knightsbridge Netherlands II, LP, Knightsbridge Integrated Holdings IV Post Venture, LP, Knightsbridge Post Venture III, LP, Knightsbridge Netherlands I LP, Knightsbridge Netherlands III — LP, Knightsbridge Integrated Holdings II Limited, Knightsbridge Venture Completion 2005 L.P., Knightsbridge Venture Capital VI, L.P., Knightsbridge Venture Capital III LP, and Finsbury Emerging Biotechnology Trust plc.

Comparison of registered shares to outstanding shares

7.	Please provide tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders;

•	the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements;

•	the number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders;

•	the number of shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders; and

•	the number of shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The following table has been added to the Prospectus immediately following the table prepared in response to Question 6.

United States Securities and Exchange Commission
May 14, 2007

Comparison of Registered Shares to Outstanding Shares.

Selling Securityholder	Number of Shares of Common Stock Outstanding prior to the Convertible Note Transaction (excluding Selling Securityholders, Affiliates and Affiliates of Selling Securityholders)†	Number of Shares of Common Stock Registered for Resale by Selling Securityholders in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Securityholders in Prior Registration Statements Still held by the Selling Securityholders	Number of Shares of Common Stock Sold in Registered Resale Transactions by the Selling Securityholders	Number of Shares of Common Stock Registered for Resale by Selling Securityholders in Current Transaction
Highbridge International LLC (through its affiliate Smithfield Fiduciary LLC)	60,951,937	1,142,858(1)	571,429(1)	571,429	2,993,831
S.A.C. Arbitrage Fund, LLC (through its affiliate S.A.C. Capital Associates, LLC)	60,951,937	2,500,000(2)	500,000(2)	2,000,000	650,833

†	Estimate, 5% holders determined by reference to closest filed Schedule 13G.

(1)	Includes 571,429 shares common stock issuable upon an exercise of warrants.

(2)	Includes 500,000 shares of common stock issuable upon an exercise of warrants.

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling security holders

8.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling security holders – any of the selling security holders have an existing short position in the company’s common stock and, if any of the selling security holders have an existing short position in the company’s stock, the following additional information:

–	the date on which each such selling security holder entered into that short position; and

–	the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has complied with the first comment. Disclosure that ‘‘the Company has the intention and a reasonable basis to believe that it will have the financial ability to make all payments required on the notes.’’ has been added under the heading ‘‘Description of the Notes – General.’’

Regarding the second comment, based on information obtained from selling security holders, the Company is aware that certain of the selling stockholders or their affiliates are engaged in the business of buying and selling securities and hedging transactions and have had and may, from time to time, have short positions in the Company’s common stock. Certain selling security holders have informed the Company that they do not wish, or are not in a position, to provide more specific information. Accordingly, the Company is not in a position to provide the specific information requested.

The Company is aware of the Staff’s position set forth in telephone interpretation A.65, which states:

United States Securities and Exchange Commission
May 14, 2007

‘‘An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock against the box’ and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.’’

The Company has informed and will inform the selling security holders of the Staff’s position.

As set forth above, the conversion price of the notes is approximately $1.92, representing a premium of 20% over $1.60, the closing bid price of the shares of common stock as of the date of the definitive agreement relating to the sale of the notes and warrants, and the exercise price of the warrants issued in the transaction is $2.00 representing a premium of 25% over the closing bid price of the shares of common stock as of the date of the definitive agreement relating to the sale of the notes and warrants Since the closing of the sale of the notes and warrants on February 20, 2007, the closing price of the common stock has been greater than $1.92 on only 11 days, and greater than $2.00 on only three days.

Relationships between the issuer and selling security holders

9.	Please provide:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company has added disclosure to the Prospectus with respect to CRT which acquired notes on the PORTALSM Market in a secondary transaction and accordingly, is now a selling securityholder. The Company believes that, as amended, the description of the relationships and arrangements between and among those parties is complete in the Prospectus. Moreover there are no agreements between and/or among those parties to be included as exhibits to the registration statement which are not already so included (or incorporated). However, for your information, we are enclosing with this letter on a supplemental basis a copy of the Purchase Agreement dated February 13, 2006, by and between CRT and the Company (the ‘‘Purchase Agreement’’) pursuant to which CRT purchased the notes and warrants from the Company as initial purchaser. The Company believes that all material terms of the Purchase Agreement have been previously publicly disclosed by the Company, and moreover, that such agreement is not required to be filed pursuant to Item 601 of Regulation S-K.

United States Securities and Exchange Commission
May 14, 2007

The method by which the number of registered shares was determined

10.	Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the ‘‘Selling Security Holders’’ section of the prospectus.

The Company is seeking to register an aggregate of 55,796,195 Shares of its Common Stock in connection with the Registration Statement.

Of such shares, an aggregate of 31,249,980 shares are issuable to the selling security holders upon conversion of notes and an aggregate of 7,800,000 shares are issuable to selling security holders upon the exercise of warrants. The number of shares issuable upon conversion of the notes was determined by multiplying the initial conversion rate of the notes (520.833 shares per $1,000 principal amount of the notes) by 60,000 (the aggregate principal amount of the notes issued and outstanding divided by $1,000). These shares are registered for re-sale by the selling security holders and the Selling Security Holder table has been revised to include all such shares.

In addition to the 39,049,980 shares registered for re-sale by selling security holders, as aforesaid, the Company is registering the potential primary issuance (at its discretion) of 8,205,882 shares of common stock in payment of interest on the notes as set forth in the notes and the indenture relating to the notes. In order to make a bona fide estimate of shares which may be used to pay interest on the notes, the Company calculated the aggregate amount of interest payable on the notes for the first three years after issuance (assuming no note conversions) as $13,950,000 ($60 million (the aggregate principal amount of the notes) times .0775 (the interest rate) times three (years)), and dividing it by a price per share estimated in accordance with Rule 457(c) under the Securities Act of $1.70, the average of the high and low prices of the Registrant’s common stock, as reported on the Nasdaq Capital MarketSM on April 2, 2007.

In addition, the Company is registering the potential primary issuance of 8,540,333 shares of common stock in payment by the Company of certain make-whole amounts on the notes as set forth in the notes and the indenture relating to the notes. For purposes of making a bona fide estimate of the number of shares which might be required to be issued, the Company registered the maximum number of shares indicated by the table set forth under the heading ‘‘Description of the Notes – Make-Whole Premium Upon a Fundamental Change,’’ adjusted as if the fundamental change occurred on April 2, 2007 (the date prior to the date the registration statement was filed) at a price of $1.60, the earliest possible date and lowest possible price at which make-whole shares would be issued pursuant to the table.

Information regarding institutional selling security holders

11.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder.

The Company has complied with this comment by adding descriptions where required to the footnotes to the Selling Securityholder table where the requested information had not already been provided.

Outstanding Confidential Treatment Request

12.	In relation to outstanding confidential treatment requests of the company, we will act upon any request for acceleration of the effective date of the registration statement and, pursuant to delegated authority, grant acceleration of the effective date, only once you have complied with our comments on these confidential treatment requests. Our comments on the confidential treatment requests, if any, will be provided in a separate letter.

United States Securities and Exchange Commission
May 14, 2007

We note that we have received the Staff’s letter dated April 23, 2007 granting confidential treatment with respect to the Company’s last outstanding confidential treatment request.

Please contact me at (212) 318-3279 or Erik Mengwall at (212) 318-3015, if you have any questions or comments.

Very truly yours, /s/ Lawrence A. Spector Lawrence A. Spector

cc:	Sonia Barros Michael Reedich Alan Kessman